SEC FILE NUMBER:  000-22775
                                                     CUSIP NUMBER:

                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

     For Period Ended:  December 31, 1997
     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR
     For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

  NEWRIDERS, INC.
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Full Name of Registrant

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Former Name if Applicable

  567 San Nicolas Drive, Suite 400
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Address of Principal Executive Office (Street and Number)

  Newport Beach, California  92660
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;




[x]     (b)    The subject annual report, semi-annual report; transition
               report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

     The Company has determined, based on the advice of its present accountants, that its 1996 financial statements should be restated. The former accountants of the Company, whose services have been contracted for and who are the persons who can provide the most expedient restatement of the Company's 1996 financial statements, were unable to complete the required restatement of the Company's 1996 financial statements because of workload constraints.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Robert N. Wilkinson            (801)        533-9645
       --------------------        ----------  ------------------
             (Name)                (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports)
       been filed?  If answer is no, identify report(s).  [x] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
       report or portion thereof?   [x] Yes   [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company estimates that sales for 1997 were $2,932,708, an increase over the $1,161,520 reported for 1996. Net loss for 1997 was $4,776,874, an increase over the $1,036,240 reported for 1996. Revenues increased due to the opening of a restaurant and apparel store in 1997 in addition to the restaurant, apparel and motorcycle accessory shop operated by the Company in 1996. Restaurant and store operating expenses increased as a reflection of the operation of the new restaurant and apparel store. The Company also wrote-off in 1997 significant leasehold improvements to a restaurant-apparel store location which was closed for remodeling in January 1998. The Company also increased its corporate staff in anticipation of continued expansion of its operations and the prospect of acquisitions which are presently contemplated by the Company.

                                                 Newriders, Inc.
                                 -------------------------------------------
                                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date March 31, 1998                   By /s/ William R. Nordstrom
                                         -----------------------------------
                                         William R. Nordstrom, Executive Vice
                                          President of Finance and
                                            Administration

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION
Intentional Misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Statement Required by Rule 12b-25(c)

The undersigned Jones, Jensen & Company, was unable to furnish its report with respect to the financial statements of Newriders, Inc. (the "Company") with respect to the financial statements of the Company for and as of the year ended December 31, 1996, prior to March 31, 1998 due to the fact that the need to restate such financial statements and prepare a separate report with respect to such financial statements was not determined until such time as our workload made the completion of such report on a timely basis impossible, given the competing demands of other clients.


                                          Dated March 31, 1998

                                          JONES, JENSEN & COMPANY


                                          BY:/s/ Mark Jensen
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                                                 Mark Jensen